210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Appoints Senior Vice President, Global Licensing and Business Development

CALGARY, AB, December 11, 2009 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced the appointment of Dr. Alan Warrander to the role of Senior Vice President, Global Licensing and Business Development.

“Dr. Warrander will be responsible for the execution of the global licensing strategy for REOLYSIN®,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Having reached an agreement on the design of a Phase 3 trial examining REOLYSIN in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers with the U.S. Food and Drug Administration under the Special Protocol Assessment (SPA) process, and with ongoing Phase 2 studies in multiple indications, we felt it was important to bring this skill set in house.”

In his 32-year career, Dr. Warrander has held a number of positions within the biotechnology and pharmaceutical industries. He held a number of progressively senior positions in the pharmaceutical industry, most recently as Director, Global Licensing, AstraZeneca. Dr. Warrander subsequently served as Senior Vice President, Life Sciences at Wood Mackenzie, providing partnering support and advice to a range of clients on licensing, merger and acquisition and financing projects globally. Most recently, as an independent consultant, he has worked with a number of biotechnology clients including Oncolytics, serving as a director of Oncolytics Biotech (Barbados) Inc. He holds a PhD from the Department of Biochemistry at the University of Birmingham and a BSc in Chemistry and Biochemistry from the University of St. Andrews.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics Biotech (Barbados) Inc. is a wholly-owned subsidiary of Oncolytics Biotech Inc. focusing on the development of products outside of Canada. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements, including the impact Dr. Warrander may have on the Company’s licensing and other business activities; the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2009 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com